Eric Jensen

+1 650 843 5049

ejensen@cooley.com

January 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney
Larry Spirgel, Office Chief
Lisa Etheredge, Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	DigitalOcean Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted November 20, 2020
CIK No. 0001582961

Ladies and Gentlemen:

On behalf of DigitalOcean Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 17, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on November 20, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Draft Registration Statement on Form S-1 filed November 20, 2020

Prospectus Summary

Overview, page 1

1.	Please disclose how you define monthly unique users and tell us if this is a key metric management uses to evaluate your business.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page 98 of the Registration Statement to clarify how it measures monthly unique visitors to its website. While the Company does track the monthly unique visitors to its web properties, Company management does not consider this number a key metric used to evaluate or manage the Company’s business. While unique website visitors may reflect potential interest in the Company’s products and services and the strength of the Company’s brand, a significant majority of the monthly visitors to the Company’s web properties are individuals that are not interested in purchasing the Company’s products and services. As a result, the total number of monthly unique website visitors or monthly fluctuations in this number does not predict the revenue generated by the Company or the expenses incurred by the Company. Company management does not utilize this number to forecast or track its financial results and, accordingly, does not believe it is a key metric for investors to evaluate the Company or its financial results.

Industry Background

Proliferation of Cloud Native Start-Ups and SMBs, page 3

2.

Please clarify how you define small and medium-sized customers (“SMBs”). Also, disclose the basis for your estimates that there are 100 million SMBs globally and that more than 14 million net new SMBs are created globally each year.

Response: The Company respectfully advises the Staff that based on the World Bank’s definition, small and medium-sized businesses, or SMBs, is defined as businesses with between 1 and 100 employees, and the definition and metric used to categorize SMBs under the World Bank definition varies based on country. In publicly disseminated reports, the World Bank estimates that there are approximately 361 million SMBs globally. However, the Company also reviewed the World Bank data estimating that there are approximately 32.6 million SMBs in the United States alone, and then applied a more conservative global multiplier of 3 times to estimate that there are approximately 100 million SMBs globally. The Company determined the 3 times global multiplier by averaging data provided by Capital IQ and data provided by IDC.

Further, the Company respectfully advises the Staff that the net new SMB figures are calculated as follows. In the U.S., the rate of entrepreneurship, which is defined as the ratio of companies started in the past year relative to the population, per the Kauffman Indicators of Entrepreneurship is 0.31%. Based on the U.S. population of approximately 330 million, approximately 1.02 million new businesses are started each year. The Kaufmann data further estimates that the survival rate of these startups is approximately 79.63% per year. The Company multiplied this figure by the 1.02 million new businesses figure to calculate that there are approximately 815,000 net new SMBs in the U.S. each year.

Further, the Company respectfully advises the Staff that it extrapolated these data globally as follows. Per the World Bank, the U.S. entrepreneurial index is 17.42, while the global average is 12.81, for a multiplier of 0.74. The Company then applied this 0.74 multiplier to the Kaufmann rate of entrepreneurship for the U.S. of 0.31% to calculate a global rate of entrepreneurship of 0.23%. The Company then multiplied this 0.23% global rate of entrepreneurship by the global population (excluding the U.S.) of approximately 7.4 billion, and then again applied the Kaufman estimate for the survival rate of these startups (79.63%). This resulted in the Company’s more conservative calculation of approximately 13.37 million net new SMBs globally each year. The Company then added its estimate of the approximately 815,000 net new SMBs in the U.S. annually to this figure, to arrive at more than 14 million net new startups being created globally each year.

Key Benefits to Our Customers, page 5

3.	In regard to the customer success stories profiled in this section, please explain the criteria you used in selecting these scenarios, and why they provide a fair representation of your user base.

Response: The Company respectfully advises the Staff that it selected the customer success stories on pages 6 and 83 of the Registration Statement to highlight diversity across the Company’s base of over 550,000 customers, including geographic distribution, the customer’s industry, the application or service being promoted by the customer and the Company product or products being purchased by the customer. The Company confirms that is has not selected these customer success stories to include, for example, only high-profile companies or the Company’s largest customers. The Company believes that, while these customer success stories are not exhaustive, they provide a representative sample of how the Company’s existing customers utilize the Company’s platform and illustrate the associated benefits that they experience.

The Company further respectfully advises the Staff that it has included more detailed customer case studies on page 94 of the revised draft of the Registration Statement. The Company has selected such case studies based on the same criteria as it used in selecting the customer success stories included in the initial confidential submission of the Registration Statement.

Risk Factors

We rely on a limited number of suppliers for certain components…, page 23

4.

We note that you source some materials from a limited number of suppliers. To the extent any of these supply contracts represents a material contract pursuant to Item 601(b)(10) of Regulation S-K, please file such contract as an exhibit to the registration statement and disclose the material terms of the contract in the prospectus.

Response: The Company acknowledges the Staff’s Comment and advises the Staff that the Company has reviewed its arrangements and relationship with its suppliers. Based on that review, the Company believes that it is not required to file customer agreements with any of its suppliers as a material contract. The agreements with its suppliers are the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and are not contracts upon which the Company’s business is substantially dependent. For purposes of Item 601(b)(10)(ii)(B) of Regulation S-K, the Company believes the word “dependent” must be afforded substantive meaning. To be “dependent” on something is to have no other reasonable recourse.

The Company does not manufacture its hardware technology, but rather procures such hardware, which consists primarily of servers and the component parts contained in the servers (e.g. chips), from large multi-national technology manufacturers. This is a highly competitive industry and other large global companies provide comparable server and chip offerings to the Company’s current suppliers, and the Company is not prohibited from purchasing hardware technology from alternative vendors. If the Company were to receive notice from any of its existing suppliers of such party’s intent to cease selling certain hardware, the Company believes that it could transition to one or more alternative server or chip suppliers on commercially reasonable terms. While such a transition could potentially be disruptive in the short-term, it would not prevent the Company from operating its business or materially impact the Company’s business or financial results. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with its current suppliers, and therefore is not required to file any such customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

The recent COVID-19 pandemic and any related economic downturn could negatively affect our business, page 34

5.	Given your reliance on a limited number of suppliers for certain equipment, please disclose whether the pandemic has created any material supply chain issues for you.

Response: The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that the Company has not experienced any material supply chain issues due to the COVID-19 pandemic. As noted above, the Company respectfully advises the Staff that it procures its hardware technology from large technology manufacturers with geographically distributed manufacturing capabilities. While there were some short-term delivery delays in the spring of 2020, which did not materially impact the Company’s business, the Company has not experienced any supply chain delays since that time.

Selected Financial Data

Non-GAAP Financial Measures, page 59

6.

We note that your calculation of adjusted gross profit excludes depreciation and amortization because it primarily relates to investments in data center servers and may not reflect your current or future cash spending levels to support your business. Please revise your discussion of this measure to address disclosures made on page 14 and elsewhere that you plan to continue to expend substantial financial resources on your technology infrastructure.

Response: In response to the Staff’s Comment, the Company has updated the disclosure on page 59 to provide additional detail as to why adjusted gross profit as defined is an important way to measure the Company’s business. Adjusted gross profit reflects the current direct operating costs of the Company’s business and includes the following: third-party facility costs for data center rental fees, as it does not own the data centers in which it operates, along with power costs, maintenance fees, network and bandwidth. Additionally, it includes personnel expenses for its managed services support team and data center employees. As a result, the Company is able to assess its current operating efficiency relative to the ongoing delivery of its service. Furthermore, including depreciation and amortization does not reflect the current investment requirement which the Company believes is better reflected in the ratio of capital expenditures as a percentage of revenue. While the Company intends to spend a significant amount on capital expenditures on an absolute basis in the coming years, the Company’s capital expenditures as a percentage of revenue has declined significantly and will continue to decline. The Company believes that adjusted gross profit will also be an important metric for investors to assess the Company and compare the Company’s performance with other companies (together with the GAAP financial information which does not exclude depreciation and amortization).

Business

Our Customer Support and Services, page 95

7.	Please explain what the “Net Promoter Score” measures, how it is calculated and why you believe it is a meaningful metric.

Response: The Company respectfully advises the Staff that the Company calculated its Net Promoter Score by conducting a survey of its paid customers, which customers could respond with a rating of 0 to 10. As is the industry standard for these measurements, Net Promoter Score can range from a low of -100 to a high of +100 and is calculated by subtracting the percentage of detractors (customers responding with a rating from 0 to 6) from the percentage of promoters (customers responding with a rating of 9 or 10). The Net Promoter Score measures the willingness of customers to recommend a company’s products or services to other potential customers. Companies view a Net Promoter Score as a proxy for measuring customers’ brand loyalty and satisfaction with a company’s product or service. As a result, this measure is an important indicator of the Company’s ability to retain and expand revenue from the Company’s existing customers, as well as acquire new customers. In response to the Staff’s Comment, the Company has revised the disclosure on page 99 to provide a brief explanation of this measure and why it is significant to the Company’s business.

Audited Consolidated Financial Statements

Note 12. Income Taxes, page F-30

8.

You disclose on page F-31 that state NOL carryforwards of nearly $93 million will begin to expire in 2021. Please revise to give greater context to the specific time periods in which these NOL carryforwards will expire. For example, if the NOLs will expire over a period of several years, consider revising to quantify the amount that will expire in the next 1-2 years, 3-5 years and more than 5 years.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on page F-31 of the Registration Statement to provide greater context to the specific time periods in which the NOL carryforwards will expire.

Note 15. Subsequent Events, page F-33

9.

Please provide us with a breakdown of all stock-based compensation awards granted to date during 2020 including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10- 50-2.

Response: In response to the Staff’s Comment, set forth below is a breakdown of the stock-based compensation awards granted since January 1, 2020 as well as the fair value of the underlying common stock:

Grant Date	Number of Options Granted	Number of RSUs Granted	Common Stock Fair Value Per Share for Financial Reporting
March 12, 2020	2,585,675	—	$6.72
May 20, 2020	887,500	220,000	$6.82
July 30, 2020	585,250	100,000	$7.42
November 5, 2020	1,239,838	52,500	$17.37
December 16, 2020	704,326	41,250	$19.47

The estimate of the fair value per share of the Company’s common stock was determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.

In valuing the fair value of the Company’s common stock, an arm’s-length financing round was utilized when available and, in the absence of an arm’s-length current or recent financing round, the enterprise price, or equity value, was determined using a combination of the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly-traded companies and is adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach applied was the Guideline Public Company Method (“GPCM”), which estimates value based on a comparison of the Company to comparable public companies in a similar line of business, and the Guideline Transaction Method (“GTM”), which estimates value based on a comparison of the Company to comparable company transactions in a similar line of business. From the comparable companies and the comparable transactions, a representative market multiple is determined and then applied to the Company’s financial results to estimate the value of the Company. In deriving the enterprise value, a weighting was used for each of the income approach and market approach methods that were performed. The resulting enterprise value was then allocated to each share class using an Option Pricing Model (“OPM”) or a combination of the OPM and the probability-weighted expected return method (“PWERM”), which is referred to as a Hybrid Method. The OPM allocates the overall Company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO or sale of the Company, as well as the probability of remaining a private company.

In determining the estimated fair value of the Company’s common shares as of each grant date, and after determining the fair value of the common shares on a minority, marketable basis, the Board also considered that the Company’s shares were not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as a function of the Company’s estimated volatility, derived primarily using the volatility of comparable publicly-traded companies.

In addition, the Company also considered any secondary transactions involving its capital shares. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date.

December 31, 2019 Valuation

The Company determined that the fair value of its common shares as of March 12, 2020 was $6.72 (the “March 12, 2020 Grants”) per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid, as well as a third-party valuation dated December 31, 2019 (“December 2019 Valuation”). The enterprise value used was determined by applying a weighting between the income approach (50%), the GPCM approach (25%) and the GPT approach (25%). The value per share of the common shares was determined by applying a weighting of the IPO scenario (20%) resulting in a share price of $7.67 and the sale scenario (80%) resulting in a share price of $7.31, with the December 2019 Valuation further applying 19% discounts in the IPO and sale scenarios to reflect that the value of the common shares was on a non-marketable basis.

In addition, certain secondary share purchase transactions took place between September and December 2019. The secondary share purchase transactions consisted of sales of the Company’s common shares to new and existing investors with an average price of $11.19 per share. A weighting of 15% was assigned to the secondary share purchase transactions, while a weighting of 85% was assigned to the value of $5.94 from the application of the OPM, as discussed above.

March 12, 2020 Grants

The Company’s management and Board determined the fair market value based on the December 2019 Valuation was appropriate. The use of the December 2019 Valuation was concluded to be appropriate as the Company did not identify any single event that occurred during the period from the December 2019 Valuation and the March 12, 2020 grant date that would have caused a material change in fair value at the date of the grant other than the passage of time.

May 8, 2020 Valuation

The Company determined that the fair value of its common shares as of May 20, 2020 was $6.82 (the “May 20, 2020 Grants”) per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid, as well as a third-party valuation dated May 8, 2020 (“May 2020 Valuation”). The enterprise value used was determined by utilizing an arm’s-length financing round where 4.7 million Preferred Series C shares were sold at a price equal to $10.59 per share for a total raise of $50 million.    The value per share of the common share was determined by applying a weighting of the IPO scenario (40%) resulting in a share price of $8.22 and the sale scenario (60%) resulting in a share price of $7.59, with the May 2020 Valuation further applying a 19% discount both the IPO and sale scenarios to reflect that the value of the common shares was on a non-marketable basis.

In addition, certain secondary share purchase transactions took place between January and May 2020. The secondary share purchase transactions consisted of sales of the Company’s common shares to new and existing investors with an average price of $9.50 per share. A weighting of 15% was assigned to the secondary share purchase transactions, while a weighting of 85% was assigned to the value of $6.35 from the application of the OPM, as discussed above.

May 20, 2020 Grants

The Company’s management and Board determined the fair market value based on the May 2020 Valuation was appropriate. The use of the May 2020 Valuation was concluded to be appropriate as the Company did not identify any single event that occurred during the period from the May 2020 Valuation and the May 20, 2020 grant date that would have caused a material change in fair value at the date of the grant other than the passage of time. At this time, the outset of the COVID-19 pandemic also caused significant concern regarding the level of business activities and the potential future decrease in the Company’s revenues.

June 30, 2020 Valuation

The Company determined that the fair value of its common shares as of July 30, 2020 was $7.42 (the “July 30, 2020 Grants”) per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid, as well as a third-party valuation dated June 30, 2020 (“June 2020 Valuation”). The enterprise value used was determined by applying a weighting between the income approach (50%), the GPCM approach (25%) and the GPT approach (25%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s common shares. The value per share of the common shares was determined by applying a weighting of the IPO scenario (40%) resulting in a share price of $8.78 and the sale scenario (60%) resulting in a share price of $8.23, with the June 2020 Valuation further applying 18% discounts in the IPO and sale scenarios to reflect that the value of the common shares was on a non-marketable basis.

In addition, certain secondary share purchase transactions took place between May 8, 2020 and June 30, 2020. The secondary share purchase transactions consisted of sales of the Company’s common shares to new and existing investors with an average price of $10.20 per share. A weighting of 15% was assigned to the secondary share purchase transactions, while a weighting of 85% was assigned to the value of $6.93 from the application of the OPM, as discussed above.

July 30, 2020 Grants

The Company’s management and Board determined the fair market value based on the June 2020 Valuation was appropriate. The use of the June 2020 Valuation was concluded to be appropriate as the Company did not identify any single event that occurred during the period from the June 2020 Valuation and the July 30, 2020 grant date that would have caused a material change in fair value at the date of the grant other than the passage of time.

October 15, 2020 Valuation

The Company determined that the fair value of its common shares as of November 5, 2020 was $17.37 (the “November 5, 2020 Grants”) per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid, as well as a third-party valuation dated October 15, 2020 (“October 2020 Valuation”). The enterprise value used was determined by applying a weighting between the income approach (50%), the GPCM approach (25%) and the GPT approach (25%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the

Company’s share capital, including the Company’s common shares. The value per share of the common shares was determined by applying a weighting of the IPO scenario (50%) resulting in a share price of $15.11 and the sale scenario (50%) resulting in a share price of $14.78, with the October 2020 Valuation further applying 15% discounts in the IPO and sale scenarios to reflect that the value of the common shares was on a non-marketable basis. The increase in the IPO scenario weighting was made to capture the fact that the Company had an IPO organizational meeting on October 14, 2020 and hired bankers between the June 2020 Valuation and the October 2020 Valuation, which meant it would be reasonable to increase the probability for an IPO event.

In addition, certain secondary share purchase transactions took place between the June 2020 Valuation and the October 2020 Valuation. A weighting of 50% was assigned to the secondary share purchase transactions, while a weighting of 50% was assigned to the value of $12.71 from the application of the OPM, as discussed above. The increase in the weighting of the secondary transactions was due to the fact that a larger volume of secondary transactions at higher average prices occurred during this period and the primary buyers and sellers in such transactions had access to information about the Company’s operations and financial condition.

November 5, 2020 Grants

The Company’s management and Board determined the fair market value based on the October 2020 Valuation was appropriate. The use of the October 2020 Valuation was concluded to be appropriate as the Company did not identify any single event that occurred during the period from the October 2020 Valuation and the November 5, 2020 grant date that would have caused a material change in fair value at the date of the grant other than the passage of time.

November 2020 Valuation

The Company determined that the fair value of its common shares as of December 16, 2020 was $19.47 (the “December 16, 2020 Grants”) per share. The Company’s management and Board considered a number of objective and subjective factors consistent with the AICPA Practice Aid, as well as a third-party valuation dated November 30, 2020 (“November 2020 Valuation”). The enterprise value used was determined by applying a weighting between the income approach (50%), the GPCM approach (25%) and the GPT approach (25%), following which the OPM was applied to allocate the enterprise value of the Company to the various classes and series of the Company’s share capital, including the Company’s common shares. The value per share of the common shares was determined for the sale scenario only using the OPM approach and resulting in share price of $15.70, with the November 2020 Valuation further applying 17% discounts in the sale scenario to reflect that the value of the common shares was on a non-marketable basis. A PWERM analysis was performed for the IPO scenario only utilizing expected IPO valuations of approximately $1.8 billion and $2.5 billion based on revenue multiple selections of 5.3x and 7.3x. The high and low IPO scenarios were each considered with a weighting of 50% being applied to both the high and the low scenario resulting in a value per share of the common shares determined for the IPO PWERM of $18.89, with the November 2020 Valuation further applying 14% discounts in the IPO scenario to reflect that the value of the common shares was on a non-marketable basis with an expected 6 month lock-up period after the IPO. The weighting for both the OPM sale scenario and the IPO PWERM scenario was 50%.

In addition, certain secondary share purchase transactions took place between the October 2020 Valuation and the November 2020 Valuation. The secondary share purchase transactions consisted of sales of the Company’s common shares to new and existing investors with an average price of $24.30 per share. A weighting of 50% was assigned to the secondary share purchase transactions, while a weighting of 50% was assigned to the value of $14.64 from the application of the OPM and PWERM, as discussed above.

December 16, 2020 Grants

The Company’s management and Board determined the fair market value based on the November 2020 Valuation was appropriate. The use of the November 2020 Valuation was concluded to be appropriate as the Company did not identify any single event that occurred during the period from the November 2020 Valuation and the December 16, 2020 grant date that would have caused a material change in fair value at the date of the grant other than the passage of time.

General

10.	Please revise so that the order of the financial statement periods presented are consistent from left to right throughout the filing. Refer to SAB Topic 11:E.

Response: The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages F-3 through page F-32 of the Registration Statement.

11.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s Comment and has supplementally provided and will continue to provide the Staff with copies of all such written communications. In addition, the Company respectfully advises the Staff that, based on feedback from potential investors pursuant to meetings conducted in accordance with Section 5(d) of the Securities Act, the Company has revised the disclosure in the Registration Statement to remove references to free cash flow and adjusted free cash flow. Furthermore, the Company has revised the method in which it calculates net dollar retention rate on pages 65 and 66 of the Registration Statement to reflect additional feedback received in such meetings.

*                *                 *

Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Eric Jensen

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.
William Sorenson, DigitalOcean Holdings, Inc.
Alan Shapiro, DigitalOcean Holdings, Inc.
Brandon Fenn, Cooley LLP
Michael Benjamin, Latham & Watkins LLP